As filed with the Securities and Exchange Commission on March 12, 2020

Registration No. 333-218596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 6

Portman Ridge Finance Corporation

(Exact Name of Registrant as Specified in Charter)

650 Madison Avenue,

23rd Floor

New York, New York 10022

(212) 891-2880

(Address and Telephone Number of Principal Executive Offices)

Edward Goldthorpe

President and Chief Executive Officer

Portman Ridge Finance Corporation

650 Madison Avenue

23rd Floor

New York, New York 10022

(Name and Address of Agent for Service)

Copy to:

Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 Telephone: (202) 636-5500 Fax: (202) 636-5502

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-218596) of Portman Ridge Finance Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Item 25.	Financial Statements and Exhibits

1. Financial Statements

The following financial statements are included in this registration statement in “Part A—Information Required in a Prospectus”:

Unaudited Consolidated Financial Statements of Portman Ridge Finance Corporation
Consolidated Balance Sheets for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 (unaudited) and December 31, 2018
Consolidated Statements of Operations (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Consolidated Statements of Changes in Net Assets (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Consolidated Statements of Cash Flows (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Consolidated Schedules of Investments as of March 31, 2019, June 30, 2019 and September 30, 2019 (unaudited) and December 31, 2018
Consolidated Financial Highlights (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Notes to Consolidated Financial Statements (unaudited)

Audited Consolidated Financial Statements of Portman Ridge Finance Corporation
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2018 and 2017
Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2018, 2017, and 2016
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017, and 2016
Consolidated Schedules of Investments as of December 31, 2018 and 2017
Financial Highlights for the years ended December 31, 2018, 2017, 2016, 2015, and 2014
Notes to Consolidated Financial Statements

Unaudited Consolidated Financial Statements of OHA Investment Corporation
Consolidated Balance Sheets for the nine months ended September 30, 2019 (unaudited) and December 31, 2018	F-2
Consolidated Statements of Operations for the three months ended September 30, 2019 and 2018 and the nine months ended September 30, 2019 and 2018 (unaudited)	F-3
Consolidated Statements of Changes in Net Assets for the nine months ended September 30, 2019 and 2018 (unaudited)	F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 (unaudited)	F-5
Consolidated Schedule of Investments as of September 30, 2019 (unaudited) and December 31, 2018	F-6
Notes to Consolidated Financial Statements (unaudited)	F-16

Audited Consolidated Financial Statements of OHA Investment Corporation
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets	F-33
Consolidated Statements of Operations	F-34
Consolidated Statements of Changes in Net Assets	F-35
Consolidated Statements of Cash Flows	F-36
Consolidated Schedules of Investments	F-37
Notes to Consolidated Financial Statements	F-44
Schedule 12 – 14 Investments in and Advances to Affiliates	F-68

2. Exhibits

a.1	Form of Certificate of Incorporation of the Portman Ridge Finance Corporation (the “Registrant”) (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714))
a.2	Certificate of Amendment to Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
b.1	Second Amended and Restated Bylaws of the Registrant, dated as of December 12, 2018 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, as filed on December 14, 2018 (File No. 814-0735))
b.2	Amendment No. 1 to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
d.1	Form of Base Indenture between the Registrant and U.S. Bank National Association (incorporated by reference to exhibit included in the Registration Statement on Form N-2, as filed on October 3, 2012 (File No. 333-183032))
d.2	Second Supplemental Indenture between the Registrant and U.S. Bank National Association relating to the 6.125% Notes Due 2022 (incorporated by reference to exhibit included in Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on August 14, 2017 (File No. 333-218596))
d.3	Form of 6.125% Notes Due 2022 (included as part of Exhibit 4.6) (incorporated by reference to exhibit included in Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on August 14, 2017 (File No. 333-218596))
d.4	Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to exhibit included in the Registration Statement on Form N-2, as filed on June 8, 2017 (File No. 333-218596)
d.5	Specimen certificate of the Registrant’s common stock, par value $0.01 per share (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714))
e	Form of Dividend Reinvestment Plan (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714))
g.1	Investment Advisory Agreement, dated April 1, 2019, by and between the Registrant and Sierra Crest Investment Management LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
g.2	Incentive Fee Letter Agreement, dated April 1, 2019, by and between the Registrant and BC Partners Management LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
g.3	Administration Agreement, dated April 1, 2019, by and between the Registrant and BC Partners Management LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
j	Form of Custodian Agreement (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714))
k	Loan and Security Agreement dated as of December 18, 2019 among Great Lakes Portman Ridge Funding LLC, The Lenders Party Hereto, The Collateral Administrator, Collateral Agent and Securities Intermediary Party Hereto, JPMorgan Chase Bank, National Association, as Administrative Agent and Portman Ridge Finance Corporation, as Portfolio Manager (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K as filed on December 23, 2019).
l	Opinion of Eversheds Sutherland (US) LLP (incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-218596), filed on July 20, 2017)
n.1	Consent of Ernst & Young LLP (Portman Ridge Finance Corporation) (incorporated by reference to exhibit included in Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, as filed February 28, 2020 (File No. 333-218596))

n.2	Consent of Ernst & Young LLP (OHA Investment Corporation) (incorporated by reference to exhibit included in Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, as filed February 28, 2020 (File No. 333-218596))
n.3*	Report of Ernst & Young LLP on the “Senior Securities Table”*

*	Filed herewith

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement, if any, accompanying this prospectus.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

Amount
SEC registration fee	$28,975
FINRA filing fee	$38,000
Nasdaq listing fee	$50,000
Accounting fees and expenses	$20,000
Legal fees and expenses	$100,000
Printing expenses	$30,000
Miscellaneous	$20,000

Total	$286,975

*	This amount has been offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.
**	This amount has been partially offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.

Item 28.	Persons Controlled by or Under Common Control

The following list sets forth each of our subsidiaries, the state under whose laws the subsidiary is organized and the percentage of voting securities or membership interests owned by us in such subsidiary:

Kohlberg Capital Funding LLC I(1)	Delaware
KCAP Management, LLC(2)	Delaware
Katonah Management Holdings LLC(2)	Delaware
Katonah X Management LLC(2)	Delaware
Katonah 2007-I Management LLC(2)	Delaware
Commodore Holdings, L.L.C.(2)	Delaware
Great Lakes KCAP Funding I LLC(1)	Delaware
Great Lakes Portman Ridge Funding LLC(1)	Delaware
KCAP Coastal, LLC	Delaware

(1)	Represents a wholly-owned portfolio company that is consolidated for financial reporting purposes.
(2)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of stockholders of record of the Company’s common stock as of February 25, 2020:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	52

Item 30.	Indemnification.

As permitted by Section 102(b)(7) of the DGCL, we have adopted provisions in our certificate of incorporation, as amended, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to us or our stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation, as amended, provides that all directors and officers of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, we are permitted to offer indemnification to our directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Under Section 145(c) of the DGCL, if a present or former director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and Section 145(b) of the DGCL (described above), or in defense of any claim, issue or matter therein, such person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

The Investment Advisory Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of our duties or by reason of the reckless disregard of our duties and obligations, Sierra Crest and our officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with us are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Sierra Crest’s services under the Investment Advisory Agreement or otherwise as an investment adviser of ours.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of our duties or by reason of the reckless disregard of our duties and obligations, BC Partners Administrator and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of BC Partners Administrator’s services under the Administration Agreement or otherwise as administrator for us.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, or officer of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Sierra Crest Investment Management LLC, and each managing director, director or executive officer of Sierra Crest Investment Management LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding Sierra Crest Investment Management LLC and its officers and directors is set forth in its Form ADV and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, 650 Madison Avenue, 23rd Floor, New York, New York 10022;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038;

(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and

(4)	Sierra Crest Investment Management LLC, 650 Madison Avenue, 23rd Floor, New York, New York 10022.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings.

The Registrant hereby undertakes:

(1) To suspend the offering of the securities until the prospectus is amended if  (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2) Not applicable.

(3) In the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)    (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 4(a)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13, Section 14 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) or other applicable rule under the Securities Act of 1933 that is part of the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; or

(ii) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) or Rule 497(b), (c), (d), or (e) under the Securities Act of 1933, as applicable, as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 or Rule 497 under the Securities Act of 1933;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Not applicable.

(6) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8) Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in New York, New York on the 12th day of March, 2020.

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Edward Goldthorpe
Edward Goldthorpe
President and Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Edward Goldthorpe	President, Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2020
Edward Goldthorpe

/s/ Edward U. Gilpin	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2020
Edward U. Gilpin

*	Lead Director	March 12, 2020
Alexander Duka

*	Director	March 12, 2020
George Grunebaum

*	Director	March 12, 2020
Christopher Lacovara

*	Director	March 12, 2020
Dean C. Kehler

*	Director	March 12, 2020
Robert Warshauer

*	Director	March 12, 2020
Graeme Dell

*	Director	March 12, 2020
David Moffitt

*By:	/s/ Edward U. Gilpin
Attorney-in-Fact